F O R M    4

 U.S. SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

 Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

[] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).


1. Name and Address of Reporting Person*

  Astoria Capital Partners, L.P.
  6600 SW 92nd Avenue, Ste. 370
  Portland, Oregon  97223

2. Issuer Name and Ticker or Trading Symbol

  Raining Data Corporation - RDTA

3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)

  94-3160631

4. Statement for Month/Year

  January 2003

5. If Amendment, Date of Original (Month/Year)



6. Relationship of Reporting Person to Issuer
 (Check all applicable)

 [] Director     [X] 10% Owner
 [] Officer (give title below) [] Other (specify below)


7. Individual or Joint/Group Filing
 (Check applicable line)

 [X] Form filed by one Reporting Person
 [] Form filed by more than one Reporting Person

*If the Form is filed by more than one Reporting Person, see Instruction
4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.




 Table 1 -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned



1. Title of Security (Instr. 3)

  Common Stock, $.10 per value

2. Transaction Date (Month/Day/Year)

  N/A

3. Transaction Code (Instr. 8)

  Code  N/A
  V

4. Securities Acquired (A) or Disposed of (D)
 (Instr. 3, 4 and 5)

  (A) or (D)

5. Amount of Securities Beneficially Owned at End of Month
(Instr. 3 and 4)

  -9,545,478-

6. Ownership Form:  Direct (D) or Indirect (I)
 (Instr. 4)

  D

7. Nature of Indirect Beneficial Ownership
 (Instr. 4)




 Table II -- Derivative Securities Acquired,
 Disposed of, or Beneficially Owned
 (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)

 (i) Common Stock Purchase Warrant

 (ii) Common Stock Purchase Warrant

 (iii) Series A Convertible Preferred Stock par value $1.00

 (iv) 5% Convertible Subordinated Note due 2008

2. Conversion or Exercise Price of Derivative Security

 (i)   $2.30 (1)

 (ii)  $6.54 (2)

 (iii) N/A

 (iv) $5.00

3. Transaction Date (Month/Day/Year)

 (i)-(iii) N/A
 (iv)      01/30/03

4. Transaction Code (Instr. 8)

  (i)-(iii) N/A

  (iv) Code P
       V

5. Number of Derivative Securities Acquired (A) or
 Disposed of (D)
 (Instr. 3, 4 and 5)

  (i)-(iii) (A) 0
            (D) 0
  (iv)      (A) $22,139,705
            (D)

6. Date Exercisable and Expiration Date (Month/Day/Year)

 (i) Date Exercisable 12/01/00
  Expiration Date 03/16/05

 (ii) Date Exercisable 11/30/00
  Expiration Date 11/30/05

 (iii) Date Exercisable At discretion of holder
  Expiration Date None

 (iv) Date Exercisable 02/28/03
  Expiration Date 05/29/08

7. Title and Amount of Underlying Securities (Instr. 3 and 4)
 (i) Title  Common Stock, $.10 par value
  Amount or Number of Shares 1,163,860 (1)

 (ii) Title  Common Stock, $.10 par value
  Amount or Number of Shares 500,000

 (iii) Title  Common Stock, $.10 par value
  Amount or Number of Shares 500,100  (3)
 (iv) Title Common Stock, $.10 par value
      Amount or Number of Shares  4,427,941

8. Price of Derivative Security (Instr. 5)
 (i)-(iii)  N/A
 (iv) $22,139,705 (4)

9. Number of Derivative Securities Beneficially Owned at
 End of Month (Instr. 4)

 (i)   1,163,860 (1)

 (ii)  500,000

 (iii)  300,000

 (iv)  $22,139,705

10. Ownership Form of Derivative Security:  Direct (D) or
 Indirect (I) (Instr. 4)

  D

11. Nature of Indirect Beneficial Ownership (Instr. 4)


Explanation of Responses:

(1) This warrant was previously reported as covering 1,086,496 shares at an exercise price of $2.46 per share, but has been adjusted pursuant to its anti-dilution provisions.

(2) The exercise price of this warrant was previously reported as $7.00 per share, but was adjusted pursuant to the warrant's anti-dilution provisions.

(3) This amount may be subject to adjustment as a result of anti-dilution provisions in the Certificate of Designation.

(4) The note was acquired in exchange for the cancellation of a Secured Promissory Note issued by the issuer, dated November 20, 2000, in the original principal amount of $18,525,416.67 with accrued and unpaid interest of $3,614,288.






    ASTORIA CAPITAL PARTNERS, L.P.



    /s/ Richard W. Koe         01/31/03
    Richard W. Koe             Date
    General Partner of
    Astoria Capital Partners, L.P.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see
Instruction 6 for procedure.


WD 013103/1-1155202/1053175/v1